CLIFTON STAR RESOURCES INC.
836 – 470 Granville Street
Vancouver, B.C. V6C 1 V5
604-688-4706

September 24, 2008

NEW RELEASE

CLIFTON STAR RESOURCES INC. ANNOUNCES THAT IT WILL NOT BE
PROCEEDING WITH THE PRIVATE PLACEMENT ANNOUNCED IN ITS NEWS
RELEASE OF SEPTEMBER 23, 2008, BUT WILL BE PROCEEDING WITH AN
ALTERNATE FINANCING WITH THE MINERALFIELDS GROUP

The Company will not be proceeding with the private placement described in its news release of September 23, 2008. Clifton Star Resources Inc. (TSX.V:CFO) (“Clifton” or the “Company”) is pleased to announce a non-brokered private placement of up to 666,667 Flow Through Units (each unit consisting of one flow through share and one warrant) at a price of $3.00 per Unit (for a total of $2,000,000). Each of these warrants will be exercisable for a period of twenty-four months from the closing of the private placement at a price of $3.30 per share. In addition to the flow through units, there will be a hard dollar non-brokered private placement of up to 2,057,613 units (each unit consisting of one share and one warrant) at a price of $2.43 per Unit (for a total of $5,000,000). Each of these warrants will be exercisable for a period of twenty-four months from the closing of the private placement at a price of $2.85 per share.

The Company shall issue a finders fee payable in shares equal to 5% of the gross proceeds received by the Company and a finder’s option on the same terms as the subscriber’s hard-dollar units equal to 10% of the number of units sold to investors by Limited Market Dealer Inc.

This is MineralFields fifth financing of the Company.

About MineralFields, Pathway and First Canadian Securities®

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnership to investors throughout Canada during most of the calendar year, as well as hard dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities®, a division of Limited Market Dealer Inc., is active in leading resource financings (both flow-through and hard dollar PIPE financings) on competitive, effective and service-friendly terms, with investors both within and outside of MineralFields Group.

The Company re-iterates its earlier announcement that it has granted incentive stock options to purchase up to 150,000 shares at an exercise price of $2.60 per share to consultants exercisable for a period of two years.

CLIFTON STAR RESOURCES INC.

“Harry Miller”

HARRY MILLER, President

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.